September 9, 2011

Duc Dang
Securities and Exchange Commission

Re: Homeownusa
Amendment No.3
Registration Statement on Form S-11
Filed July 12, 2011
File No. 333-170035

Thank you for your comments and assistance on our filing. Please find an outline of the amendments made to the above referenced document.

1.	In response to your telephone advice regarding Industry Guide 5, we have amended the Cover Page of the Prospectus as follows:

“THE DATE OF THIS PROSPECTUS IS ____________________

HOMEOWNUSA
5,000,000 SHARES OF COMMON STOCK

Prior to this registration, there has been no public trading market for the common stock of HOMEOWNUSA. and it is not presently traded on any market or securities exchange. 5,000,000 shares of common stock are being offered for sale by the Company to the public and the securities being registered by this offering may be illiquid because these securities are not listed on any exchange nor are these securities quoted on the OTC Bulletin Board.  A public market for the Company’s common stock may never develop, or, if any market does develop, it may not be sustained.

The price per share will be $0.50 for the duration of the offering. The Company is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered. The offering will be open for 90 days after this registration statement is deemed effective unless extended for an additional period of 90 days by the Company. Funds raised under this offering will not be held in trust or in any escrow account and all funds raised regardless of the amount will be available to the Company.  Homeownusa will be selling all the shares and will receive all proceeds from the sale. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is deemed effective.

5,000,000 of Common Stock	Price to Public	Underwriting Discounts and Commissions	Proceeds To HOMEOWNUSA

Per Share	$0.50	$0	$0.50
Total	$2,500,,000	$0	$2,500,000

We intend to qualify as a real estate investment trust or REIT, for federal income tax purposes for our first full taxable year.

This investment involves a high degree of risk. You should purchase shares of our common stock only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page  9. These risks include, among others:

1.	The Company has not identified any properties in which we may invest and are dependent on the judgment of our sole officer and director.
2.	The company’s Auditor has expressed substantial uncertainty about the Company’s ability to continue its operations as a going concern.
3.
As there are no minimum proceeds from this offering that the Company can receive, the Company may not raise sufficient capital to implement its planned business and your entire investment could be lost.

4.	Evaluating our business is difficult because we have a limited operating history
5.	Management has no technical training and no experience in real estate activities, earnings and ultimate financial success could be irreparably harmed.
6.	As we are a new company we lack an operating history, we face a high risk of business failure which would result in the loss of your investment.
7.	Our failure to qualify as a REIT would have an adverse affect on our operations and our ability to make distributions to our stockholders and may have adverse tax consequences to our stockholders.”

In addition , and consistent with the guidance provided by Industry Guide 5, we have added the following risk factors:

Risk Factors Related to Tax Consequences

OUR FAILURE TO QUALIFY AS A REIT WOULD HAVE AN ADVERSE AFFECT ON OUR OPERATIONS AND OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR STOCKHOLDERS AND MAY HAVE ADVERSE TAX CONSEQUENCES TO OUR STOCKHOLDERS.

Our failure to qualify as a REIT would have an adverse affect on our operations and our ability to make distributions to our stockholders because we will be subject to U.S. federal income tax at regular corporate rates with no ability to deduct distributions made to our stockholders

“IN CERTAIN CIRCUMSTANCES, WE MAY BE SUBJECT TO FEDERAL AND STATE INCOME TAXES AS A REIT, WHICH WOULD REDUCE OUR CASH AVAILABLE FOR DISTRIBUTION TO SHAREHOLDERS.

Even if we qualify and maintain our status as a REIT, we may be subject to federal and state income taxes. For example, net income from a “prohibited transaction” will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain capital gains we earn from the sale or other disposition of our real estate assets and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to shareholders.”

Finally, where appropriate, the information in the prospectus has been presented in the same order as the comments from Industry Guide 5.

Sincerely,

//P, du Plooy//
Homeownusa
President